Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

June 30, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Notice of 41st Annual General Meeting (AGM)

Pursuant to the provisions of Regulation 34(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed copy of Notice convening the 41st Annual General Meeting of the Company, scheduled to be held on Thursday, July 24, 2025 at 11:00 A.M. IST through Video Conferencing/ Other Audio-Visual Means (“VC/ OAVM”). The Notice of AGM is also available on the Company’s website and can be accessed at the following link:

Notice of 41st Annual General Meeting

Please also refer below AGM related information:

Time and date of AGM	11:00 a.m. IST, Thursday, July 24, 2025
Cut-off date for e-voting	Thursday, July 17, 2025
E-voting start time and date	9.00 a.m. IST, Sunday, July 20, 2025
E-voting end time and date	5.00 p.m. IST, Wednesday, July 23, 2025
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

NOTICE OF 41ST ANNUAL GENERAL MEETING

Notice is hereby given that the 41st Annual General Meeting ("AGM") of the members of Dr. Reddy's Laboratories Limited will be held on Thursday, July 24, 2025, at 11.00 a.m. (IST) through Video Conferencing ('VC')/ Other Audio-Visual Means ('OAVM'), to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2025, together with the Reports of the Board of Directors and Auditors thereon.

2. To declare dividend of ₹ 8/- per equity share for the financial year ended March 31, 2025.

3. To re-appoint Mr. G V Prasad (DIN:00057433), as a Director, who retires by rotation, and being eligible offers himself for re-appointment.

SPECIAL BUSINESS

4. TO APPROVE THE RE-APPOINTMENT OF MR. G V PRASAD (DIN: 00057433) AS WHOLE-TIME DIRECTOR DESIGNATED AS CO-CHAIRMAN AND MANAGING DIRECTOR

To consider and if thought fit, to pass the following resolution as an **Ordinary Resolution:**

"**RESOLVED THAT** pursuant to the provisions of Section 196, 197, 198, 203 and any other applicable provisions, if any, of the Companies Act, 2013, the relevant Rules made thereunder, read with Schedule V of the said Act (including any statutory modifications and re-enactment thereof, for the time being in force), consent of the members of the Company be and is hereby accorded for the re-appointment of Mr. G V Prasad (DIN: 00057433) as a Whole-time director designated as Co - Chairman and Managing Director of the Company for a further period of five years with effect from January 30, 2026 to January 29, 2031, liable to retire by rotation, on below terms and conditions including remuneration with authority to the Board of Directors to alter, modify and vary the terms and conditions including his designation and remuneration and/or perquisites payable or to be provided (including any monetary value thereof) to Mr. G V Prasad, to the extent the Board of Directors may at its discretion deem fit:

(A) SALARY: ₹ 14,40,000 per month plus an increase of up to 5% of the salary after completion of every year, as may be decided by the Nomination, Governance and Compensation Committee and/or the Board;

(B) PERQUISITES:

Category A:

1. Housing: Rent free accommodation or house rent allowance of ₹ 7,20,000 per month (50% of salary);

2. Medical Reimbursement of self and family, as per the rules of the Company, not exceeding one month's salary. Additionally, he will be entitled to medical insurance and annual health check-up as per Company policy; and

3. Leave travel assistance, as per the rules of the Company and value not exceeding ₹ 14,40,000 per annum.

Category B:

Contribution to provident fund, superannuation fund or annuity fund as per the rules of the Company. These will not be included in the computation of the ceiling on perquisites or remuneration to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity payable shall not exceed half-a-month's salary for each completed year of service.

Encashment of leave will not be included in the computation of the ceiling on perquisites.

Category C:

1. Chauffeur driven cars including its Fuel & Maintenance for Company's business; and

2. Telephone at residence and mobile phone for Company's business.

(C) COMMISSION:

In addition to the salary and perquisites, a commission will also be payable to Mr. G V Prasad up to 0.75% of the net profits of the Company calculated in the manner referred to in Section 198 of the Companies Act, 2013, as may be decided by the Board of Directors of the Company, every year.

RESOLVED FURTHER THAT in the event of any loss or inadequacy of profits in any financial year during his tenure, the Company shall remunerate Mr. G V Prasad, as minimum remuneration by way of salary, perquisites or any other allowance as specified above and in accordance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder."

5. **RATIFICATION OF REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES, COST ACCOUNTANTS, FOR THE FINANCIAL YEAR ENDING MARCH 31, 2026.**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution:**

"**RESOLVED THAT** pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modifications and re-enactment thereof, for the time being in force), the remuneration payable to M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), appointed by the Board of Directors, on the recommendation of the Audit Committee, as Cost Auditors of the Company to conduct audit of cost records of the Company, for the financial year ending March 31, 2026, amounting to ₹ 9,00,000/- (Rupees Nine lakhs only) plus applicable taxes and out of pocket expenses at actuals, in connection with the aforesaid audit, be and is hereby ratified;

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, matters, deeds and things, as may be necessary to give effect to this resolution."

6. **TO APPROVE APPOINTMENT OF M/S. MAKARAND M. JOSHI & CO., COMPANY SECRETARIES AS SECRETARIAL AUDITOR OF THE COMPANY.**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution:**

"**RESOLVED THAT**, pursuant to the provisions of Section 204 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 2013, read with the rules made thereunder, and Regulation 24A of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements Regulations), 2015, including any statutory modification(s) or re-enactment(s) thereof for the time being in force, and based on the recommendations of the Audit Committee and the Board of Directors, the approval of the members of the Company, be and is hereby accorded for the appointment of M/s. Makarand M. Joshi & Co., Company Secretaries (Firm registration no: P2009MH007000), as Secretarial Auditors of the Company for a period of five consecutive financial years commencing from April 1, 2025 till March 31, 2030, at such remuneration and on such terms and conditions as may be determined by the Board of Directors (including its committees thereof as authorised in this regard), and to avail any other services, certificates, or reports as may be permissible under applicable laws;

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to take such steps and do all such acts, deeds, matters, and things as may be considered necessary, proper, and expedient to give effect to this Resolution."

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 9, 2025

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

NOTES:

1) The explanatory statement pursuant to Section 102 of the Companies Act, 2013 ("Act") and the Rules made thereunder, Secretarial Standard on General Meetings ("SS-2") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") wherever applicable, in respect of the special business set out in the Notice, is annexed hereto. The Board of Directors of the Company at its meeting held on May 9, 2025, has considered and recommended to include item nos. 4, 5 and 6, in the Notice as the special business for seeking approval of the members at the 41st Annual General Meeting ("AGM") of the Company.

2) Pursuant to the General Circular No. 09/2024 dated September 19, 2024, issued by the Ministry of Corporate Affairs (MCA) and Circular SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Accordingly, the 41st AGM of the Company will be convened through VC/ OAVM in compliance with the provisions of the Act and Rules made thereunder, the SEBI Listing Regulations read with the aforesaid Circulars. The deemed venue for the 41st AGM shall be the Registered Office of the Company, i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.

3) As per the provisions of clause 3.A.II. of the General Circular No. 20/2020 dated May 5, 2020, issued by the MCA, the matters of Special Business as appearing at Item Nos. 4 to 6 of the accompanying Notice, are considered to be unavoidable by the Board and hence, form part of this Notice.

4) In line with the aforesaid Circulars, the Company is providing VC/ OAVM facility to its members to attend the 41st AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorized agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

5) Only registered Members of the Company may attend and vote at the AGM through VC/OAVM facility.

6) In case of joint holders, the Member whose name appears as the first holder in the order of names as per the Register of Members of the Company as on the cut-off date will be entitled to vote at the AGM.

7) The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), Promoters, institutional investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination, Governance and Compensation Committee and Stakeholders' Relationship Committee, Auditors, etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

8) The Members can join the AGM in the VC/OAVM mode 15 minutes before and after the scheduled time of the commencement of the Meeting by following the procedure mentioned in the Notice.

9) Corporate members whose authorized representatives are intending to attend the meeting are requested to send a certified copy of the Board resolution authorizing such representative to attend the 41st AGM through VC/ OAVM, and cast their votes through e-voting. Such documents can be sent to info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

10) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/ Authority letter, etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail at info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

11) Members attending the 41st AGM through VC/ OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

12) The statutory registers including Register of Directors and Key Managerial Personnel and their shareholding, the Register of Contracts or Arrangements in which Directors are interested, maintained under the Act and the Certificate from the Secretarial Auditors of the Company certifying that the ESOP Schemes of the Company are being implemented in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be available for inspection by the members during the 41st AGM. All documents referred to in the Notice and Explanatory Statement will be available for inspection in electronic mode from the date of circulation of this Notice up to the date of the 41st AGM. Members who wish to inspect the register are

requested to write to the Company by sending e-mail to shares@drreddys.com.

13) In accordance with the aforesaid Circulars, the Notice of the 41st AGM along with the Integrated Annual Report for the financial year ended March 31, 2025, has been sent only through electronic mode to the members who have registered their e-mail addresses with the Company/ Depository Participants/ Company's Registrar and Transfer Agent ("RTA"). The Notice of 41st AGM and Integrated Annual Report are also available on the Company's website at www.drreddys.com, on the website of the Stock Exchanges, i.e. BSE Limited ("BSE") at www.bseindia.com and National Stock Exchange of India Limited ("NSE") at www.nseindia.com and on the website of National Securities Depository Limited ("NSDL") at www.evoting.nsdl.com. Physical copy of the Notice of the 41st AGM and the Integrated Annual Report for the year ended March 31, 2025 has not been sent to the members.

14) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on https://www.drreddys.com/investors/investor-services/shareholder-information#investor-services or with their Depository Participant or send their request at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address for registration.

15) Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) the Secretarial Standard on General Meetings (SS-2) issued by the ICSI and Regulation 44 of SEBI (Listing Obligations & Disclosure Requirements) Regulations 2015 (as amended), and the Circulars issued by the Ministry of Corporate Affairs from time to time the Company is providing facility of remote e-Voting to its Members in respect of the business to be transacted at the AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL) for facilitating voting through electronic means, as the authorized agency. The facility of casting votes by a member using remote e-Voting system as well as e-voting on the date of the EGM/AGM will be provided by NSDL. The detailed instructions for e-voting and attending the 41st AGM through VC/ OAVM are given as an attachment to this Notice.

16) Members are requested to intimate immediately, any change in their address to their Depository Participants with whom they are maintaining their demat accounts.

If the shares are held in physical form, change in address has to be intimated to the Company's Registrar and Transfer Agent ("RTA"), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

17) The Board of Directors of the Company at their meeting held on May 9, 2025, have recommended a dividend of ₹ 8 /- per equity share of face value of ₹ 1/- each as final dividend for the financial year ended March 31, 2025. Dividend, if declared, at the 41st AGM, will be paid on or before July 30, 2025, subject to deduction of tax at source to those members whose names appear on the Register of Members of the Company as of end of the day on July 10, 2025.

18) In terms of Schedule I of the SEBI Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/ RECS (Regional ECS)/ NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their Depository Participants. Members holding securities in physical form shall send a request updating their bank details, to the Company's RTA.

The Company shall credit the dividend only through electronic mode and not dispatch the dividend warrants to those members who have not registered their bank mandate with the Company. Pursuant to the Income Tax Act, 1961 ('the IT Act'), as amended by the Finance Act 2020, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source (TDS) from dividend paid to members at the prescribed rates, as detailed hereunder:

For Resident shareholders, tax shall be deducted at source under Section 194 of the Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/ invalid/inoperative PAN with the Company	20% or as notified by the Government of India

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total

dividend to be received by them during the financial year 2025-26 does not exceed ₹ 10,000/- and also in cases where shareholder provides valid Form 15G (applicable to an individual who is less than 60 years of age)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the Act. Shareholders may also submit any other document as prescribed under the Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above. The formats of Form 15G/ Form 15H are also available on the website of our Registrar and Transfer Agent (RTA), Bigshare Services Private Limited at www.bigshareonline.com.

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under Clause (23D) of Section 10 of the Act or an Insurance Company as specified in Section 194 of the Act, shareholders should submit the document as follows along with exemption notification, if any, as per the relevant provisions of the Act:

(a) declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938 – **Annexure I**;

(b) declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the Act - **Annexure II**; and

(c) declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI **Annexure III**.

Declaration for exemption under Circular 18/2017 of the Act: In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the Act, duly signed by the authorized signatory:

(a) lower withholding tax certificate for the financial year 2025-26, if any obtained from the Income Tax authorities; and

(b) in case the shareholder has obtained tax exemption status under any provisions of the Act, the documentary evidence along with declaration for the same - **Annexure IV**.

For Non-Resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if such provisions are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

1. Self-attested Tax Residency Certificate (TRC) for the financial year 2025-26, obtained from the tax authorities of the country of which the shareholder is a resident.

2. Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 37BC to be submitted - **Annexure V**

3. Form 10F electronically submitted on the income tax portal with their login credentials at eportal.incometax.gov.in.

   Pursuant to Notification no. 03/2022 dated July 16, 2022, non-resident members are required to furnish Form 10F electronically.

4. Self-declaration from non-resident shareholder addressed specifically to the Company - **Annexure VI**, primarily covering the following:

   a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2025-26;

   b. Non-resident is eligible to claim the benefit of respective tax treaty;

   c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;

   d. Non-resident receiving the dividend income is the beneficial owner of such income;

e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;

f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and

g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.

5. Any other documents as prescribed under the Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA (2) of the Income Tax Rules, 1962: In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by the Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962 - **Annexure VII**.

Section 206AA of the Act

Rate of TDS at the rate of 10 percent under section 194 of the IT Act which is subject to provisions of section 206AA of the Act which introduces special provisions for TDS where PAN provided by deductee is Invalid. Invalid PAN also includes cases where PAN and Aadhar are not linked.

As provided in section 206AA of the Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

- at twice the rate specified in the relevant provisions of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 20%.

Accordingly, provisions of section 206AA will be applicable in cases where PAN of the shareholder is Invalid and/or PAN and Aadhar not linked. Validity of PAN will be determined using functionality of Income Tax Department as notified for the purpose of determining specified person u/s 206AB of the Act.

For all shareholders: Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company's Registrar and Share Transfer Agent (RTA).

The formats of above declarations are available on the website of RTA at www.bigshareonline.com. The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com, alternatively shareholder can submit these documents through iConnect on our RTA website by clicking on solution tab at the top of the homepage menu.

In order to enable the Company to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, you are requested to provide the above-mentioned details and documents as applicable to you. Incomplete and/or unsigned forms and declarations will not be considered by the Company. All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at DRLtaxexemption@bigshareonline.com.

"The Resident Non-Individual Members such as Insurance companies, Mutual Funds, Alternative Investment Fund (AIF) and other domestic financial institutions established in India and Non Resident Non-Individual Members such as Foreign Portfolio Investors may submit the relevant forms, declarations and documents through their respective custodians who are registered with NSDL for tax services."

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return

of income as per the Act, and claim an appropriate refund, if eligible.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholders registered e-mail ID in due course, post payment of the said final dividend/ furnishing of TDS returns for the second quarter of financial year 2025-26, with the authorities.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

19) Members are requested to contact Company's RTA, Bigshare Services Private Limited for encashing the unclaimed dividends standing to the credit of their account. The detailed dividend history and due dates for transfer to IEPF are given in the Additional Shareholders Information section of the Integrated Annual Report and are also available on the website of the Company at https://www.drreddys.com/investor#shares#equity-and-divident-history.

20) In terms of requirements of Section 124(6) of the Act read with Investor Education and Protection Fund (IEPF) Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company is required to transfer the shares, in respect of which the dividend remains unpaid or unclaimed for a period of seven consecutive years or more, to the IEPF Account established by the Central Government. The details of the unpaid/ unclaimed dividend amounts lying with the Company as on March 31, 2025 are available on the website of the Company at https://www.drreddys.com/investor#shares#equity-and-divident-history and on the website of MCA/ IEPF. Member(s) whose dividends/ shares are transferred to the IEPF can claim the same from the IEPF Authority by following the refund procedure as detailed on the IEPF website.

21) Effective April 1, 2024, SEBI has mandated that the shareholders, who hold shares in physical mode and whose folios are not updated with any of the KYC details [viz., (i) PAN (ii) Choice of Nomination (iii) Contact Details (iv) Mobile Number (v) Bank Account Details and (vi) Signature], shall be eligible to get dividend only in electronic mode. Accordingly, payment of dividend, subject to approval at the AGM, shall be paid to physical holders only after the above details are updated in their folios. Shareholders are requested to complete their KYC by writing to the Company's RTA at bsshyd@bigshareonline.com. The forms for updating the same are available at https://www.drreddys.com/investor#investor-services#investor-handbook.

22) The members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.drreddys.com/investor#investor-services#investor-handbook. Members holding shares in demat mode may contact their respective DPs to update the nomination.

23) Regulation 40 of the SEBI Listing Regulations, as amended, mandates that transfer of securities shall not be processed unless the securities are held in the dematerialised form with a depository. Further, transmission and transposition of securities of held in physical form shall be effected only in dematerialized form. SEBI has mandated that listed companies, shall issue the securities only in demat mode while processing investor service requests pertaining to issuance of duplicate shares, exchange of shares, endorsement, sub-division/ consolidation of share certificates, transmission, transposition, etc. In view of the above, as also to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demat mode.

24) The Members are hereby informed that for addressing the unresolved disputes pertaining to or emanating from investor services between listed Company / RTAs offering services on behalf of the listed Company and its shareholders, the SEBI introduced Standard Operating Procedure to be followed under the Stock Exchange arbitration process. The mechanism can be initiated only post exhausting all actions for resolution of complaints including those received through the SCORES Portal.

SEBI vide Circular Nos. SEBI/HO/OIAE/OIAE_IAD-1/P/CIR/2023/131 dated July 31, 2023, and SEBI/HO/OIAE/OIAE_IAD-1/P/CIR/2023/135 dated August 4, 2023, read with Master Circular No. SEBI/HO/ OIAE/OIAE_IAD-1/P/ CIR/2023/145 dated July 31, 2023 (updated as on August 11, 2023), has established a common Online Dispute Resolution Portal ("ODR Portal") for resolution of disputes arising in the Indian Securities Market.

Pursuant to above-mentioned circulars, post exhausting the option to resolve their grievances with the RTA/ Company directly and through existing SCORES platform, the investors can initiate dispute resolution through the ODR Portal at https://smartodr.in/login.

25) The Company is pleased to provide the facility of live webcast of proceedings of 41st AGM. Members who are entitled to participate in the 41st AGM can view the live proceedings of 41st AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 10.30 a.m. (IST) onwards (30 minutes before the start of the 41st AGM on July 24, 2025).

26) Pursuant to the provisions of the act, a member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his/her behalf and the proxy need not be a member of the company. since this AGM is being held pursuant to the MCA circulars through VC or OAVM, the requirement of physical attendance of members has been dispensed with. Accordingly, in terms of the MCA circulars and the SEBI circulars, the facility for appointment of proxies by the members will not be available for this AGM and hence the proxy form, attendance slip and route map of AGM are not annexed to this notice.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 9, 2025

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

EXPLANATORY STATEMENT TO THE NOTICE OF 41ST AGM

Statement pursuant to Section 102 of the Companies Act, 2013 ("Act") read with the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and the Secretarial Standards on General Meetings ("SS-2")

ITEM NO. 4

The members of the Company had, at their 36th Annual General Meeting held on July 30, 2020, approved the appointment of Mr. G V Prasad as the Whole-time Director designated as Co-Chairman and Managing Director of the Company, liable to retire by rotation, for a period of five years with effect from January 30, 2021 to January 29, 2026 (both days inclusive) together with the terms and conditions of his appointment and remuneration payable to him.

Based on the recommendation of the Nomination, Governance and Compensation Committee ("NGCC Committee"), the Board of Directors of the Company at their meeting held on May 9, 2025, has approved the re-appointment of Mr. Prasad as the Whole-time Director designated as Co-Chairman and Managing Director of the Company for a further period of five years with effect from January 30, 2026 to January 29, 2031 ("the Proposed Term") on the terms and conditions, including the remuneration payable to Mr. Prasad as contained in this explanatory statement and recommended the same to the Members of the Company for their approval.

The NGCC considered various key factors while recommending the re-appointment of Mr. G V Prasad, including the terms and conditions of his remuneration.

Under the leadership of Mr. G. V. Prasad, Dr. Reddy's Laboratories has delivered consistent strategic and operational progress. The Company has witnessed sustained growth in revenues and profitability, reflecting the effectiveness of its business strategy and execution capabilities. Mr. Prasad's vision and leadership have played a pivotal role in driving innovation, enhancing global competitiveness, and strengthening the Company's market position.

In view of the Company's consistent performance and positive growth trajectory, the NGCC has recommended a revised remuneration structure, as given in the resolution. As Co-Chairman and Managing Director, Mr. Prasad has provided strong strategic direction and delivered robust business results. This progress is also evident in the expansion of the Company's operations and workforce. The proposed total target remuneration would be around the median of that paid to Managing Directors of comparable peer companies, as analyzed by 'Deloitte Touche Tohmatsu India LLP'. Further, the ratio of Mr. Prasad's remuneration to the median employee remuneration is 285.36.

The Company's executive compensation philosophy is designed to drive long-term value creation business performance. Accordingly, as compared to peer benchmarks, the Company's remuneration structure places greater emphasis on variable, performance-linked components, reflecting the Company's strong focus on aligning executive rewards with business outcomes. Approximately 85% of the total remuneration is variable and linked to clearly defined performance goals, reinforcing the Company's focus on sustained leadership and strategic progress. The performance-linked component is governed by clearly defined metrics and is subject to the Company's malus and clawback provisions, thereby reinforcing accountability and prudent risk-taking. Further, as per the said Compensation philosophy of the Company, no severance fee is payable to Mr. Prasad.

The key performance indicators for determining the commission would include the financial metrics such as growth in profitability and return on capital employed, along with non-financial parameters like health, brand building, compliance, quality, sustainability and performance against Company's internal scorecard.

A comparison of his current remuneration terms and the proposed terms and conditions of his annual remuneration are as follows:

Particulars	Current terms	Proposed terms
Salary	₹ 12,00,000 per month plus an increase of up to (5% of the salary after completion of every year, as may be decided by the NGCC and/or the Board)	₹ 14,40,000 per month plus an increase of up to (5% of the salary after completion of every year, as may be decided by the NGCC and/or the Board)
Housing allowance	Rent free accommodation or HRA of ₹ 6,00,000 per month (50% of salary)	Rent free accommodation or HRA of ₹ 7,20,000 per month (50% of salary)
Medical Reimbursement	For self and family as per the rules of the Company, value not exceeding ₹ 15,000 per annum	For self and family, as per the rules of the Company, not exceeding one month's salary. Additionally, he will be entitled to medical insurance and annual health check-up as per Company policy For the purpose of above perquisites, family means spouse and dependent children.
Leave Travel Assistance	As per the rules of the Company and value not exceeding ₹ 12,00,000 per annum.	As per the rules of the Company and value not exceeding ₹14,40,000 per annum
Contribution to PF, superannuation and annuity funds	As per the rules of the Company	As per the rules of the Company
Car	Chauffeur driven cars for Company's business	Chauffeur driven cars including Fuel & Maintenance for Company's business
Telephone	Telephone at residence and mobile phone for Company's business.	Telephone at residence and mobile phone for Company's business.
Commission	Up to 0.75% of net profits	Up to 0.75% of net profits

It may be further noted that Mr. Prasad is not in receipt of managerial remuneration from any other Company apart from this Company. The proposed remuneration falls within the limits prescribed under Section 197 and Schedule V of the Companies Act, 2013.

The Company has received all statutory disclosures / declarations from Mr. Prasad, including (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Prasad to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013 and a declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Following are the details pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard-2 on General Meetings

Particulars	Details
Brief profile of Director	Mr. G V Prasad (DIN: 00057433) is a member on the Company's board since 1986 and serves as Co-Chairman and Managing Director of the Company. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad's emphasis on research, innovation, transparency, business ethics and leaner corporate structures has helped shape Dr. Reddy's into what it is today - an organization of global repute, recognized industry-wide for scientific innovation, progressive people practices and high standards of corporate governance. He is driving the necessary imperatives for our Company to engage even more deeply with the human aspects of health. Mr. Prasad focuses on mentoring leaders, driving innovation in science, technology and digitalization while championing the cause of the planet, purpose, and patients. Mr. Prasad also ensures that the Company is well-positioned for our future, drawing upon his 40 years plus of leadership experience in the pharmaceutical industry to help our Company anticipate trends and envision the future of healthcare. Mr. Prasad is active on the boards of public and private institutions such as the Indian School of Business (ISB) and the International Foundation for Research and Education. Mr. Prasad is also a member of the governing body of Mckinsey Centre for CEO Excellence and Institute of Public Health Sciences Hyderabad Society. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious 'Medicine Maker 2018 Power List' of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2014 & 2015.
Age	64 years
Qualification	Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America
Nature of expertise in specific functional area	Mr. Prasad has rich and wide experience in the Company's businesses, particularly in the areas of strategy, management, governance, finance, human resources, science technology and operations, sustainability and ESG.
Date of first appointment on the Board	April 08, 1986
Directorships held in other Companies	**Public Companies:** • Aurigene Oncology Limited • Greenpark Hotels and Resorts Limited • Stamlo Industries Limited **Private Companies:** • Idea2Enterprises (India) Private Limited **Foreign Companies:** • Dr.Reddy's Laboratories, Inc., USA • Promius Pharma LLC, USA **Section 8 Companies:** • Dr. Reddy's Institute of Life Sciences • Indian School of Business in India • International Foundation for Research and Education
Listed entities from which person has resigned in the past three years	Mr. Prasad was not a Director in any other listed entities during past 3 years

Particulars	Details
Chairmanship/Membership of Committees of Board of Directors of the Company	• Sustainability and Corporate Social Responsibility Committee (Member) • Stakeholders' Relationship Committee (Member) • Banking, Authorisations and Allotment Committee (Member)
Chairmanship/Membership of Committees of other Boards	**Aurigene Oncology Limited:** • Corporate Social Responsibility Committee (Member)
Relationship with other Directors, Manager and other Key Managerial Personnel of the Company	Mr. GV Prasad is brother in law of Mr. K Satish Reddy, Chairman of the Company and is not relative as defined under Companies Act 2013. Mr. Prasad is not related to any other director or Key Managerial Personal of the Company .
Shareholding in the Company	As on March 31, 2025, Mr. G V Prasad holds 96,095,920 equity shares in the Company, in personal capacity.
Number of Board Meetings attended during FY2024-25	Attended all eight (8) Board meetings held during the financial year ended March 31, 2025
Terms and conditions of re-appointment	Details given in explanatory statement
Remuneration last drawn	Details given in Corporate governance report of this Integrated Annual report
Remuneration to be paid	Details given in explanatory statement

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other directors and key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 4 of the notice.

The Board recommends the resolution set forth in item no.4 of the notice for approval of the members.

Item No. 5

The Board of Directors, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2026, at a remuneration of ₹ 9,00,000/- (Rupees Nine Lakhs only) plus applicable taxes and out of pocket expenses, at actuals in connection with the aforesaid audit.

The Board approved the proposed remuneration of the Cost Auditors after considering the scope of the audit involved and cost audit teams requiring fewer members due to the advancement in technology/ software, auditing systems and other automation tools. Therefore, the remuneration of the Cost Auditors being proposed for approval of the members is commensurate with the scope of work involved and above stated reasons in the present business environment.

In terms of the provisions of the Section 148(3) of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, members of the Company are required to ratify the remuneration proposed to be paid to the Cost Auditors.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 5 of the Notice of the 41st Annual General Meeting ("AGM") for ratification of the remuneration payable to the Cost Auditors, for the financial year ending March 31, 2026.

None of the Directors, Key Managerial Personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board, as recommended by the Audit Committee, recommends the resolution set forth in item no. 5 of the Notice of 41st AGM for approval of the members.

Item No. 6

In accordance with the provisions of Section 204 and other applicable provisions of the Companies Act, 2013, relevant rules made thereunder and Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"), every listed Company and certain other prescribed categories of companies are required to annex a Secretarial Audit Report, issued by a Practicing Company Secretary, to their Board's report, prepared under Section 134(3) of the Act.

In terms of Regulation 24A of LODR Regulations read with SEBI notification dated December 12, 2024, and other applicable provisions, shareholders' approval is required for appointment of Secretarial Auditors. Further, such Secretarial Auditor must be a peer reviewed Company Secretary from Institute of Company Secretaries of India (ICSI) and should not have incurred any of the disqualifications as specified by SEBI. The maximum tenure of the Secretarial Auditor in case

it is a firm shall not be for not more than two (2) terms of five (5) consecutive years.

In light of the aforesaid, the Board of Directors of the Company, pursuant to the recommendations of the Audit Committee, and after considering the experience, market standing, efficiency of the audit teams and independence, has recommended the appointment of M/s. Makarand M. Joshi & Co., ('MMJC') Company Secretaries, as the Secretarial Auditors of the Company for a period of five years, commencing from April 1, 2025 to March 31, 2030.

M/s. Makarand M. Joshi & Co., a leading firm of practicing Company Secretaries (hereinafter referred to as MMJC) with over 25 years of experience in delivering comprehensive professional services across Corporate Laws, SEBI Regulations and FEMA Regulations. Their expertise includes conducting secretarial audits, due diligence audits, compliance audits etc.

MMJC has given their consent to act as secretarial auditors of the Company and confirmed that their aforesaid appointment (if approved) would be within the limits specified by Institute of Company Secretaries of India. Furthermore, in terms of the amended regulations, MMJC has provided a confirmation that they have subjected themselves to the peer review process of the Institute of Company Secretaries of India and hold a valid peer review certificate.

The proposed remuneration to be paid to MMJC for secretarial audit services for the financial year ending March 31, 2026, is ₹ 4 lakhs (Rupees four lakhs) plus applicable taxes and out-of-pocket expenses. The proposed fee is exclusive of costs for other permitted services which could be availed by the Company from MMJC. Besides the secretarial audit services, the Company may also obtain certifications from MMJC under various statutory regulations and certifications required by banks, statutory authorities, audit related services and other permissible non-secretarial audit services as required from time to time, for which they will be remunerated separately on mutually agreed terms, as approved by the Board of Directors in consultation with the Audit Committee. The remuneration for the subsequent financial years i.e., from FY 2027 to FY 2030 will also be approved by the Board and/ or the Audit Committee. The above fee excludes the proposed remuneration to be paid for the purpose of secretarial audit of subsidiaries, if any.

The Board of Directors, in consultation with the Audit Committee, may alter and vary the terms and conditions of appointment, including remuneration, in such manner and to such extent as may be mutually agreed with MMJC.

Based on the recommendations of the Audit Committee, the Board of Directors have approved and recommended the aforesaid proposal for approval of members taking into account the eligibility of the firm's qualification, experience, independent assessment & expertise of the partners in providing secretarial audit related services, competency of the staff and Company's previous experience based on the evaluation of the quality of audit work done by them in the past.

None of the Directors, Key Managerial Personnel (KMP), or their relatives have any financial or other interest in the proposed resolution

The Board of Directors recommends the resolution for approval by the Members, as set out at Item No. 6 of the Notice.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer
and Head-CSR
Membership No. F6621

Place: Hyderabad
Date: May 9, 2025

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

THE INSTRUCTIONS FOR MEMBERS FOR REMOTE E-VOTING AND JOINING GENERAL MEETING ARE AS UNDER: -

The remote e-voting period begins on Sunday, July 20, 2025 at 9.00 am (IST) and ends on Wednesday July 23, 2025 at 5.00 pm (IST). The remote e-voting module shall be disabled by NSDL for voting thereafter. The Members, whose names appear in the Register of Members / Beneficial Owners as on the record date (cut-off date) i.e. Thursday July 17, 2025, may cast their vote electronically. The voting right of shareholders shall be in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date, being Thursday July 17, 2025.

The remote e-voting facility is available at the link, www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

Date of 41st AGM	EVEN	Commencement of remote e-voting	End of remote e-voting
Thursday, July 24, 2025, at 11.00 a.m.(IST)	134200	Sunday, July 20, 2025, at 9:00 a.m. (IST)	Wednesday, July 23, 2025, at 5:00 p.m. (IST)

How do I vote electronically using NSDL e-Voting system?

The way to vote electronically on NSDL e-Voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to NSDL e-Voting system

A) **Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode**

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-Voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1. For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/evotinglogin.jsp. You will have to enter your 8-digit DP ID,8-digit Client Id, PAN No., Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. 2. Existing **IDeAS** user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the "**Beneficial Owner"** icon under **"Login"** which is available under **'IDeAS'** section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on **"Access to e-Voting"** under e-Voting services and you will be able to see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. 3. If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select **"Register Online for IDeAS Portal"** or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 4. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Type of shareholders	Login Method
	5. Shareholders/Members can also download NSDL Mobile App "**NSDL Speede**" facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual Shareholders holding securities in demat mode with CDSL	1. Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi /Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password. 2. After successful login the Easi / Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by Company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers' website directly. 3. If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option. 4. Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN No. from a e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on Company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022 - 4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800-21-09911

B) Login Method for e-Voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical		Your User ID is:
a)	For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b)	For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c)	For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

5. Password details for shareholders other than Individual shareholders are given below:

   a) If you are already registered for e-Voting, then you can user your existing password to login and cast your vote.

   b) If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

   c) How to retrieve your ‘initial password’?

      (i) If your email ID is registered in your demat account or with the Company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

      ii) If your email ID is not registered, please follow steps mentioned below in **process for those shareholders whose email ids are not registered.**

6. If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

   a) Click on “Forgot User Details/Password?”(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

   b) Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

   c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

   d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7. After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8. Now, you will have to click on “Login” button.

9. After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-Voting system.

How to cast your vote electronically and join General Meeting on NSDL e-Voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.

2. Select "EVEN" of Company for which you wish to cast your vote during the remote e-Voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on "VC/OAVM" link placed under "Join Meeting".

3. Now you are ready for e-Voting as the Voting page opens.

4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

5. Upon confirmation, the message "Vote cast successfully" will be displayed.

6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

GENERAL GUIDELINES FOR SHAREHOLDERS

1. Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of the 41st AGM and holds shares as on the cut-off date i.e., July 17, 2025, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote.

2. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

3. The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/ OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.

4. The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the Company as on the cut-off date.

5. Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Partner, failing him, Ms. Alifya Sapatwala (Membership No. A24091 and COP No. 24895), Partner, M/s Mehta & Mehta, Company Secretaries, has been appointed by the Board as the scrutinizer to scrutinize the voting through electronic means during the 41st AGM and remote e-voting process in a fair and transparent manner.

6. Immediately after the conclusion of voting at the 41st AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The scrutinizer shall prepare a Consolidated Scrutinizer's Report of the total votes cast in favor or against, if any, not later than forty-eight hours after the conclusion of the 41st AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who shall declare the result of the voting forthwith.

7. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to info@mehta-mehta.com with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.

8. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.

9. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on.: 022 - 4886 7000.

PROCESS FOR THOSE SHAREHOLDERS WHOSE EMAIL IDS ARE NOT REGISTERED WITH THE DEPOSITORIES FOR PROCURING USER ID AND PASSWORD AND REGISTRATION OF EMAIL IDS FOR E-VOTING FOR THE RESOLUTIONS SET OUT IN THIS NOTICE:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com.

2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16-digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com. If you are an Individual shareholders holding securities in demat mode, you are requested to refer to the login method explained at **step 1 (A**) i.e. **Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode**.

3. Alternatively shareholder/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.

4. In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-Voting facility.

THE INSTRUCTIONS FOR MEMBERS FOR e-VOTING ON THE DAY OF THE 41ST AGM ARE AS UNDER: -

1. The procedure for e-Voting on the day of the EGM/AGM is same as the instructions mentioned above for remote e-voting.

2. Only those Members/ shareholders, who will be present in the EGM/AGM through VC/OAVM facility and have not casted their vote on the Resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-Voting system in the EGM/AGM.

3. Members who have voted through Remote e-Voting will be eligible to attend the EGM/AGM. However, they will not be eligible to vote at the EGM/AGM.

4. The details of the person who may be contacted for any grievances connected with the facility for e-Voting on the day of the EGM/AGM shall be the same person mentioned for Remote e-voting.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE EGM/AGM THROUGH VC/OAVM ARE AS UNDER:

1. Member will be provided with a facility to attend the EGM/AGM through VC/OAVM through the NSDL e-Voting system. Members may access by following the steps mentioned above for **Access to NSDL e-Voting system**. After successful login, you can see link of "VC/OAVM" placed under **"Join meeting"** menu against Company name. You are requested to click on VC/OAVM link placed under Join Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in the notice to avoid last minute rush.

2. Members are encouraged to join the Meeting through Laptops for better experience.

3. Further Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.

4. Please note that Participants Connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to Fluctuation in their respective network. It is therefore recommended to use Stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

5. Members who would like to express their views/ have questions with regard to the financial statements or any other matter to be placed at the 41st AGM may send their questions in advance mentioning their name, demat account number/ Folio number, email id & mobile number at shares@drreddys.com on or before Sunday, July 20, 2025 (6:00 p.m. IST). The same will be replied by the Company suitably.

6. Shareholders who would like to participate as speaker shareholder during the AGM may send their request on or before Sunday, July 6, 2025 mentioning their name demat account number/folio number, email id, mobile number to Company's email id shares@drreddys.com. Those Members who have registered themselves as a speaker will only be allowed to ask questions during the AGM, depending upon the availability of time. The same will be replied by the Company suitably.

7. The Company reserves the right to limit the number of speakers depending on the availability of time at the 41st AGM.

8. In case any assistance is needed, members may contact:

   a) Mr. Amit Vishal, Deputy Vice President, NSDL at amitv@nsdl.co.in or at telephone number: +91-22-24994360.

   b) Ms. Pallavi Mhatre, Senior Manager, NSDL at pallavid@nsdl.co.in or at telephone number: +91- 22-24994545.

   c) NSDL at evoting@nsdl.co.in or at +91-22-48867000 and +91-22-2499700

41ST AGM INFORMATION AT A GLANCE

Time and date of 41st AGM	Thursday July 24, 2025 at 11.00 a.m. (IST)
Mode	Video conference and other audio-visual means
Helpline number for VC participation	+91-22-4886 7000 and +91-22-2499 7000
Webcast and transcripts	https://drreddys.com/investor#reports-and-filing#annual-general-meeting
Cut-off date for e-voting	Thursday July 17, 2025
E-voting start time and date	Sunday July 20, 2025 at 9.00 a.m. (IST)
E-voting end time and date	Wednesday July 23, 2025 at 5.00 p.m. (IST)
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	**Contact details:** National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact number: +91-22-48867000 and +91-22-24997000 **Contact person:** Mr. Amit Vishal, Deputy Vice President amitv@nsdl.co.in; +91-22-24994360 Ms. Pallavi Mhatre, Senior Manager pallavid@nsdl.co.in; +91-22-24994545
Name, address and contact details of Registrar and Transfer Agent ("RTA")	**Contact details:** Bigshare Services Pvt. Ltd 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Somajiguda, Rajbhavan Road Hyderabad – 500082, India bsshyd@bigshareonline.com; +91-40-23374967 **Contact person:** Mr. Prabhakar S.D, Deputy General Manager prabhakar@bigshareonline.com Mr. Amarendranath.R, Manager amarendranath.r@bigshareonline.com
Name, address and contact details of the Company	Dr. Reddy's Laboratories Limited 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana- 500034, India Tel-91-40-49002900, Fax-91-40-49002999 Email: shares@drreddys.com; Website: www.drreddys.com
Final dividend record date	July 10, 2025
Dividend payment date	on or before July 30, 2025
Information of tax on final dividend for the financial year ended March 31, 2025	https://www.drreddys.com/investor#investor-services#investor-handbook